                                                                       EXHIBIT 4

                          UNITED STATES DISTRICT COURT

                                DISTRICT OF MAINE
____________________________________________
                                            )
BRUNSWICK TECHNOLOGIES, INC.,               )
                                            )
                           Plaintiff,       )        CIVIL ACTION NO. 00-124-P-H
                                            )

v.                                          )
                                            )

VETROTEX CERTAINTEED CORPORATION            )
d/b/a VETROTEX AMERICA,                     )
VA ACQUISITION CORPORATION,                 )
CERTAINTEED CORPORATION, and                )
COMPAGNIE de SAINT-GOBAIN,                  )
                                            )
                           Defendants.      )
____________________________________________)

                            COMPLAINT AND JURY DEMAND

                                  INTRODUCTION

         This case arises in the context of a hostile takeover attempt by the defendants, all of which are directly or indirectly controlled by defendant Companie de Saint-Gobain, a French corporation, to take control of the plaintiff Brunswick Technologies, Inc. ("BTI"), a Maine corporation whose shares are publicly traded on the National Association of Securities Dealer Automatic Quotation market. BTI alleges that the Defendants have violated federal securities laws and regulations governing the disclosure of acquisitions of securities as well as those governing the conduct of tender offers for control of publicly-traded corporations. Specifically, BTI alleges that the Defendants, acting in concert, violated federal securities laws by failing to timely disclose that their 14.3% investment in BTI was for the purposes of seeking control of BTI and not, as stated, for "investment purposes," thus depriving the issuer and the securities markets of material information relating to BTI. BTI also alleges that the Defendants, acting in concert, violated federal securities laws relating to the conduct of tender offers by failing to timely serve the BTI with its tender offer documents as well as failing to apprise the market that such a violation invalidated its tender offer and rendered it a nullity. These tender offer rule violations were part of a scheme designed to deprive BTI shareholders of the material information necessary to properly evaluate the Defendants' tender offer in a timely fashion, as is required by the federal securities laws. The Defendants have also violated various laws of the State of Maine by intentionally interfering with BTI's advantageous business relations and by engaging in a civil conspiracy designed to bring about these violations all in an effort to acquire control of BTI's business. BTI seeks preliminary and permanent injunctive relief as well as damages for the above-mentioned violations of federal and state law.

                             JURISDICTION AND VENUE

         1. Jurisdiction by the United States District Court of this matter is proper under 28 U.S.C. Section 1331, pertaining to actions arising under the Constitution, laws or treaties of the United States, and under this Court's supplemental jurisdiction to hear related state claims pursuant to 28 U.S.C.
Section 1367.

         2. Venue in this Court is proper pursuant to 28 U.S.C. Section 1391(a) and (c).

                                     PARTIES

         3. The plaintiff, Brunswick Technologies, Inc. ("BTI") is a corporation organized under the laws of the State of Maine and having a principal place of business at 43 Bibber Parkway, Brunswick, Maine.

         4. Defendant Vetrotex CertainTeed Corporation d/b/a Vetrotex America ("Vetrotex") is a corporation organized under the laws of the State of Delaware and having a principal place of business at 4515 Allendale Road, Wichita Falls, Texas. On information and belief, Vetrotex is a wholly owned subsidiary of defendant CertainTeed Corporation.

         5. Defendant VA Acquisition Corporation ("VA Acquisition") is a corporation organized under the laws of the State of Maine, with a principal place of business at 750 East Swedesford Road, Valley Forge, Pennsylvania. On information and belief, VA Acquisition is an indirect and wholly owned subsidiary of defendant CertainTeed Corporation.

         6. Defendant CertainTeed Corporation ("CertainTeed") is a corporation organized under the laws of the State of Delaware with a principal place of business at 750 East Swedesford Road, Valley Forge, Pennsylvania. On information and belief, CertainTeed is an indirect and wholly owned subsidiary of defendant Compagnie de Saint-Gobain.

         7. Defendant Compagnie de Saint-Gobain ("Gobain") is a corporation organized under the laws of France with a principal place of business at Les Miroirs, 92096 La Defense Cedex, France.

                                      FACTS

The Business of BTI

         8. Brunswick Technologies, Inc. ("BTI") is a technologically advanced, leading developer of engineered reinforcement "knit" fiberglass fabrics used in the fabrication of composite materials. Incorporated in the state of Maine, its principal executive offices are located 43 Bibber Parkway, Brunswick, Maine BTI is a publicly held company with shares of Common Stock (trading symbol: BTIC) quoted and traded on the NASDAQ National Market System since February 5, 1997.

         9. BTI uses technologically advanced stitchbonding equipment and processes to prepare glass, carbon and other high modulus fibers for combination with resin to produce laminates used in the construction of such diverse items as boats, skis, diving boards, protective helmets and ballistic armor applications, car and truck parts, industrial tanks and pipes, undersea oil wellhead and pipeline protection covers and offshore oil platform modules.

         10. BTI sells domestically and internationally through distributors and directly to end users. BTI's sales for 1999 were approximately $45 million. BTI is one of three major players in the North American knit fiberglass market accounting for approximately 50% of sales. Its nearest two competitors have approximately 20 to 22% of the market.

BTI's Supply Relationship With Defendants

         11. Fiberglass is the principal component of BTI's products. Of the raw materials that make up BTI's products, approximately 95% of those materials are fiberglass. From 1991 until December 1999, BTI's main supplier of fiberglass was defendant Vetrotex CertainTeed Corporation d/b/a Vetrotex America ("Vetrotex").

         12. Vetrotex has for all relevant times been a subsidiary of defendant CertainTeed Corporation, a Delaware corporation, and defendant Compaignie de Saint-Gobain, a publicly-owned French corporation with shares listed for trading on the monthly settlement market of the Paris Stock Exchange and on the principal European stock exchange. Vetrotex and its affiliates are referred to collectively herein as "Gobain". The main business of Vetrotex, based in Wichita Falls, Texas, is to manufacture and sell fiberglass.

         13. Throughout its history, Vetrotex was a main supplier of fiberglass to BTI. In 1999, Vetrotex was one of two principal suppliers, supplying BTI with approximately 14 million pounds of fiberglass to meet its production requirements.

Defendants' Corporate Relationship With BTI

         14. In August 1993, at a time when BTI was still a privately held company, Vetrotex invested approximately $2 million in BTI in exchange for common and preferred stock representing approximately 20% of the company. As part of a deal which resulted in the investment, a nominee of Vetrotex, David E. Sharpe, Vetrotex's then and current President for Sales and Marketing and a director of Vetrotex, was elected to BTI's Board of Directors. Sharpe continues to serve as a director of BTI currently.

         15. In February 1997, as part of an initial public offering, Vetrotex's BTI stock and interest in accrued dividends was converted into 713,746 shares of publicly traded common stock. Vetrotex's stock interest in BTI since August 1993 has remained unchanged. The shares then and now constitute approximately 14.3% of the outstanding shares.

         16. Contemporaneously with the February 1997 public offering and Vetrotex's acquisition of 14.3% of the publicly traded shares of BTI, Gobain filed with the Securities and Exchange Commission a Schedule 13D stating (in
Item 4) that its 14.3% stake in BTI was for "investment purposes" only.

The October 1999 Meeting

         17. In October 1999, representatives of Gobain, including its Chairman and Chief Executive Officer, Roberto Caliari, met with Martin Grimnes, Chairman of the Board and Chief Executive Officer of BTI at the Hyatt Regency in Chicago. The meeting was arranged by Sharpe under the pretext of discussing ways in which to increase the volume of sales of fiberglass by Vetrotex to BTI.

         18. Contrary to Sharpe's statements, the subject of the meeting was not sales of fiberglass. Rather, Gobain used the meeting as an opportunity to announce that it was going

"downstream" into BTI's business and solicit Grimnes to "work with them" in accomplishing this objective. Grimnes ended the meeting stating that it was inappropriate to discuss such a matter without the presence of an independent director of BTI present at the meeting. Upon information and belief, by this time, Gobain had embarked on a definite and concerted plan to acquire BTI. No amendment to Gobain's Schedule 13D was filed at this time describing its intentions.

Vetrotex's Abrupt Change in Course on Supplying BTI

         19. Following the October 1999 meeting in December 1999, without any notice or warning, Vetrotex announced to BTI that it was only willing to supply half of what it historically supplied and what BTI projected its supply needs would be for the year 2000 (6 million of 12 million pounds). As a result, BTI's business was substantially disrupted and its ability to supply its customers with competitively priced products called in to question. Upon information and belief, Vetrotex's abrupt and arbitrary reduction in the volumes it was willing to supply BTI was part and parcel of a strategy to disrupt BTI's business operations and create a climate where BTI would be more "receptive" to a business takeover by Gobain.

Gobain's Strong-Arm Tactics to Acquire BTI

         20. After the October 1999 meeting, Gobain continued to press for a follow-up meeting to ostensibly discuss possible collaboration and strategic partnerships between the two businesses. In fact, upon information and belief, Gobain continued its secret internal deliberations over the terms and conditions under which it would acquire BTI. BTI eventually agreed to a subsequent meeting which occurred on March 30, 2000 in Winchester, England.

         21. At the meeting, Gobain's Caliari, without any prior notice, stated that Gobain was interested in acquiring the outstanding shares of BTI not owned by Vetrotex for $7.00 per share. No amendment to Gobain's Schedule 13D was filed as of this date. Caliari demanded that BTI respond quickly to the proposal. BTI's Grimnes responded that additional time and information was needed before a proper response could be made.

         22. Following the Winchester, England meeting, BTI began the process of undertaking a deliberate and reasoned review of the overtures made by Gobain. This included the formation on April 5, 2000 of a committee of independent directors to evaluate proposals made by BTI. However, Gobain continued to press BTI proceed on an accelerated pace. After repeated requests, a second meeting was arranged in New York on April 10, 2000 between representatives of the two companies. At the April 10, 2000 meeting, BTI was presented with a written ultimatum that BTI's board enter into negotiations for the sale of outstanding shares at $7.75 per share in two days, or Gobain would take the offer directly to BTI's shareholders. Still, as of this date, April 10, 2000, Gobain had not filed an amendment to their original Schedule 13D filing.

         23. In addition to BTI's oral response, BTI's independent committee responded by fax letter dated April 12, 2000. In the letter, Peter Walmsley, head of the independent committee, stated that although the Board did not believe BTI should be sold at this time it would consider serious proposals. Walmsley informed Gobain that BTI had formed the independent committee to evaluate Gobain's proposal, and requested additional information pertaining to the offer and an additional two weeks to review the information. No such information was ever supplied by Gobain.

         24. On the following day, Thursday, April 13, 2000, BTI's counsel called Gobain's Pennsylvania counsel and told him that the members of the independent committee were prepared to meet telephonically with Gobain on Saturday April 15, 2000 in order to ascertain the basis upon which Gobain determined its per share value of $7.75 and the views of Gobain on the effects of the acquisition upon BTI employees, customers, suppliers, distributors and the Maine communities at large. Gobain, through counsel, advised BTI that it would not meet with the independent committee on these issues.

The Schedule 13D Amendment

         25. It was not until Friday, April 14, 2000, that Gobain filed its first amendment to its Schedule 13D, first filed in February 1997 ("Amendment No. 1"). In its Amendment No. 1, Gobain disclosed publicly for the first time that it was undertaking an "internal evaluation" and had engaged in "several meetings" with BTI regarding a "negotiated transaction" to acquire BTI. Amendment No. 1 specifically stated that the internal evaluation had been going on "[D]URING THE PAST SEVERAL WEEKS. . . ." (emphasis added). As stated, no amendments to their original Schedule 13D had been filed up to this point in time. Amendment No. 1 was inaccurate to the extent that it implied that there were "negotiations" between the companies. As recounted above, there were negotiations - rather there were demands and ultimatums.

The Tender Offer

         26. On the following Monday, April 17, 2000, the Board of BTI received a letter from Gobain's Caliari marked "confidential" in which he stated that Gobain intended "to commence a tender offer [for the remaining shares of BTI] within the next few days . . . at a price of $8.00 per share." The letter included inaccurate statements about Gobain's alleged attempts to negotiate with BTI, implying that BTI was not acting in an expeditious manner. Although the April 17, 2000 letter was marked confidential, at the same time, Gobain issued and filed with the Securities and Exchange Commission a press release, together with a copy of the April 17, 2000 letter, stating that it "intends to commence a tender offer for all of the . . . outstanding common shares of [BTI]" for $8.00 per share.

         27. At the same time, on April 17, 2000, Gobain filed with the Securities and Exchange Commission Amendment No. 2 to their Schedule 13D ("Amendment No. 2") stating that it had made the decision over the preceding weekend to make an all cash tender offer at $8.00 per share. BTI also received a letter from Gobain's counsel announcing that Vetrotex had directed the incorporation on April 14, 2000 of VA Acquisition Corporation in Maine.

         28. On April 20, 2000, VA Acquisition Corp. and Gobain filed with the Securities and Exchange Commission a Tender Offer Statement and Schedules ("Tender Offer Statement") announcing an offer to purchase all of the remaining outstanding shares of BTI at $8.00 per share in cash pursuant to the April 20, 2000 Offer to Purchase and Letter of Transmittal, which were appended to the Tender Offer Statement and Schedules. According to the Tender Offer Statement, the offer is conditioned on, among other things, the valid tender of shares which together with the 14% already owned by Vetrotex would give Gobain and VA Acquisition Corp. a majority of the outstanding shares. The Tender Offer Statement provided that the offer and withdrawal rights expire at 12:00 midnight E.S.T. on May 17, 2000, unless the offer is extended.

         29. Although the tender offer was commenced on April 20, 2000, BTI did not receive a Schedule 14D-1, including all exhibits thereto, until it was hand delivered at 3:30 p.m. April 21, 2000, immediately before the Easter weekend. On April 24, 2000, Amendment No. 1 to Gobain's Schedule 14D-1 was hand delivered to BTI. The amendment provides that the tender offer has been extended by one day, until May 18, 2000. Although the Defendants offered no explanation in their amendment why they were extending the tender offer by one day, Brunswick can only assume this is the result of a letter sent to by Brunswick's counsel to the Defendants on April 21, 2000 in which counsel informed the Defendants that their tender offer was "improper, has not effectively commenced and may not be conducted or pursued" because the Defendants violated SEC Rule

14d-3(a)(2)(i) by failing to serve BTI at is "principal executive office" "as soon as practicable on the date of the commencement of the tender offer," as is required by the Rule.

The Irreparable Harm Suffered by BTI.

         30. As a result of Gobain's failure to make timely, adequate and proper disclosures in an amendment to their Schedule 13D, BTI and its shareholders have been irreparably prejudiced and harmed in their ability to respond to the tender offer. The failure to make timely disclosures has prevented BTI from engaging in the necessary and appropriate steps for it to evaluate the offer and advise its shareholders as to its merits. These steps include (1) obtaining an independent and objective valuation of BTI's business through the use of an investment banker and other outsider resources; (2) assessing the impact of such an acquisition on BTI's customers, employees, and the communities in Maine in which it operates; (3) determining the compatibility of BTI's short and long range business objectives and strategies with such an acquisition; and (4) assessing the long range impact on the value of BTI's shareholders' interest stock interest. Without the "cooling off" period requested in BTI's motion for preliminary relief, BTI will be unable to engage in these steps to the irreparable harm of the company and its shareholders.

                         COUNT I - DECLARATORY JUDGMENT

           (28 U.S.C. Section 2201; Violation of Section 13(d) of the
               Securities Exchange Act, 15 U.S.C. Section 78m(d))

         31. BTI repeats and realleges the allegations made in paragraphs 1 through 30 above as if fully set forth herein.

         32. Section 13(d) of the Securities Exchange Act, 15 U.S.C. Section 78m(d) provides, in relevant part that

         [a]ny person who, after acquiring directly or indirectly the beneficial ownership of any equity security . . . is directly or indirectly the beneficial owner of more than 5 per centum of such class shall, within tend days after such acquisition, send to the issuer of the security at is principal executive office . . . [and] send to each exchange where the security is traded, and filed with the Commission, a statement containing such of the following information, and such additional information, as the Commission may by rules and regulations, prescribe as necessary or appropriate in the public interest or for the protection of investors -

         . . .

         (C) if the purpose of the purchases or prospective purchases is to acquire control of the business of the issuer of the securities, any plans or proposals which such persons may have to liquidate such issuer, to sell its assets to or merge it with any other persons, or to make any other major change in its business or corporate structure.

         33. SEC Rule 13d-1, 17 C.F.R. Section 240.13d-1, promulgated thereunder, requires that such information be disseminated to the public through filing and service of a Schedule 13D.

         34. SEC Rule 13d-2, 17 C.F.R. S 240.13d-2, also promulgated thereunder, requires that "[i]f any material change occurs in the facts set forth in the
Schedule 13D . . . the person or persons who were required to file the statement shall promptly file or cause to be filed with the Commission an amendment disclosing that change."

         35. The Defendants in fact filed an initial Schedule 13D on or about February 24, 1997, disclosing that their intent with respect to their accumulation of 710,327 shares of BTI stock (or 14.3% of the outstanding shares of BTI) was "for investment purposes."

         36. As early as October 1999 but in no event later than December 1999, the Defendants' intent with respect to their stockholdings in BTI changed from an "investment purpose" to a desire to seek to acquire control of the business of BTI.

         37. Such a change in intent was a material event requiring an amendment to the Defendants' existing Schedule 13D.

         38. At the time of this change of Defendants' intent, the Defendants were required by law to disclose such a material change in a prompt amendment to their existing Schedule 13D. The Defendants failed to make such an amendment disclosing their intent possibly to acquire the business of BTI until April 14, 2000, when it filed its first amendment to their
Schedule 13D. The Defendants' intent to acquire and control BTI was made clearer in their second amendment to Schedule 13D which was filed on April 17, 2000.

         39. The Defendants failure to promptly amend their Schedule 13D as early as October 1999 but in no event later than December 1999 was a violation of the federal securities laws.

         40. BTI, its past and present shareholders and the investing public at large have suffered damages directly and proximately caused by the Defendants violation of the federal securities laws.

         41. The dispute between BTI and the Defendants is an actual controversy within the jurisdiction of this Court.

                         COUNT II - DECLARATORY JUDGMENT

      (28 U.S.C. Section 2201; Violation of Section 14(d) of the Securities Exchange Act, 15 U.S.C. Section 78n(d) and SEC Rule 14d-3(a)(2)(i), 17 C.F.R.
                               Section 240.14d-3)

         42. BTI repeats and realleges the allegations made in paragraphs 1 through 40 above as if fully set forth herein.

         43. SEC Rule 14d-3(a), 17 C.F.R. Section 240.14d-3(a), promulgated under Section 14(d) of the Securities Exchange Act, 15 U.S.C. Section 78n(d), provides in relevant part that no person or persons commencing a tender offer (a bidder)

         shall make a tender offer if, after consummation thereof, such bidder would be the beneficial owner of more than five percent of the class of the subject company's securities for which the tender offer is made, unless as soon as practicable on the date of the commencement of the tender offer such bidder:

                  . . .
                  (2) Delivers a copy of such Schedule TO [tender offer statement], including all exhibits thereto:

                       (i) To the subject company at its principal executive office.

         44. SEC Rule 14d-3(b)(1), 17 C.F.R. Section 240.14d-3(b)(1) promulgated under Section 14(d) of the Securities Exchange Act, provides in relevant part that a bidder making the tender offer must file with the Commission:

                  (1) An amendment to Schedule TO reporting promptly any material changes in the information set forth in the schedule previously filed and including copies of any additional tender offer materials as exhibits.

         45. On April 20, 2000, the Defendants purportedly commenced their tender offer for "all outstanding shares of common stock" of BTI which is did not already own.

         46. On that date, the Defendants were required by federal law to deliver a copy of such tender offer, with all exhibits, to BTI at is "principal executive offices" in Brunswick, Maine, "as soon as practicable on the date of the commencement of the tender offer."

         47. The Defendants violated these provisions of the federal securities laws by delivering a computer print-out of its Schedule TO - the tender offer form filed with the SEC - the following day, April 21, 2000, in the afternoon shortly before the Easter holiday weekend.

         48. On April 21, 2000, BTI informed the Defendants that their tender offer was improper, not effectively commenced and may not be further conducted or pursued due to the failure to serve BTI with the Schedule TO on the date it was filed, as required by law.

         49. BTI's position that the Defendants' tender offer was a nullity and must be recommenced in order to be valid was a material event requiring amendment of the Defendants' existing Schedule TO.

         50. On April 24, 2000, the Defendants filed their first amendment to Schedule TO, stating that they were extending the expiration of their tender offer for one additional day, from May 17, 2000 until midnight May 18, 2000. The Defendants offered no explanation for this one-day extension, but, upon information and belief, BTI avers that the Defendants did so in response to BTI's position that the Defendants had improperly commenced their tender offer.

         51. At no time since or in the amendment to Schedule TO have the Defendants disclosed the material fact that they extended the expiration of their tender offer to ostensibly cure a potential fatal defect in their offer.

         52. BTI, its past and present shareholders and the investing public at large have suffered damages directly and proximately caused by the Defendants violation of the federal securities laws including, without limitation, a shortening of the ten day period required by federal regulations for BTI to formally respond to the Defendants' tender offer, thereby providing shareholders with BTI's position advising acceptance or rejection of the tender offer, and by failing to disclose the material fact that BTI has questioned the validity of their tender offer.

         53. The dispute between BTI and the Defendants is an actual controversy within the jurisdiction of this Court.

                             COUNT III - INJUNCTION

         (Violation of Section 13(d) of the Securities Exchange Act, 15 U.S.C.
Section 78m(d), and Section 14(d) of the Securities Exchange Act, 15 U.S.C.
Section 78n(d) and SEC Rule 14d-3(a)(2)(i), 17 C.F.R. Section 240.14d-3)

         54. BTI repeats and realleges the allegations made in paragraphs 1 through 53 above as if fully set forth herein.

         55. The Defendants violations of the federal securities laws, as detailed above, are clear, serious and continuing, and BTI is likely to succeeds on the merits of its claims that the Defendants engaged in such violations.

         56. If this Court does not grant injunctive relief, in the form requested by BTI in its Prayer and accompanying injunctive motion, BTI, its shareholders and the investing public at large will be irreparably harmed.

         57. The harm to BTI, its shareholders and the investing public is greater if the injunction does not issue than the harm will be to the Defendants if the injunction issues.

         58. There will be no adverse impact on the public interest if the requested injunctive relief issues.

            COUNT IV - TORTIOUS INTERFERENCE WITH BUSINESS RELATIONS

         59. BTI repeats and realleges the allegations made in paragraphs 1 through 58 above as if fully set forth herein.

         60. At all relevant times, BTI had advantageous and profitable business relations with its customers to whom it supplied finished products manufactured with fiberglass procured from the Defendants.

         61. The Defendants were aware of such advantageous and profitable business relations.

         62. In December 1999, the Defendants contacted BTI and informed it that they would be cutting in half the fiberglass supply that BTI had received in 1999 and was expecting to purchase from the defendants in 2000. On information and belief, the Defendants knew that this tactic would have an adverse impact on certain of BTI's advantageous and profitable business relations with certain customers, and such a tactic was designed to intimidate BTI into negotiating with the Defendants for an acquisition of BTI's business by the Defendants.

         63. BTI's advantageous relations with certain customers would have continued uninterrupted but for the Defendants' intimidation tactics.

         64. As a direct and proximate result of the Defendants' actions, BTI has been damaged and will continue to suffer damages.

                           COUNT V - CIVIL CONSPIRACY

         65. BTI repeats and realleges the allegations made in paragraphs 1 through 64 above as if fully set forth herein.

         66. The Defendants, acting together and in conspiracy with one another, have violated the federal securities laws and Maine state common law in an effort to improperly acquire control of the business of BTI, as explained in the preceding paragraphs.

         67. As a direct and proximate result of the Defendants' actions, BTI has been damaged and will continue to suffer damages.

         WHEREFORE, the plaintiff Brunswick Technologies, Inc. respectfully asks this Court to

         (A) issue a temporary restraining order, preliminary injunction and permanent injunction enjoining Defendants and their agents, representatives, attorneys, employees and proxy solicitors, for a period of thirty (30) days, from directly or indirectly:

             (1) further accepting any shares or proxies in response to or in connection with the Defendants' tender offer;

         (2) making or disseminating any further public announcements or public filings concerning Defendants' attempts to acquire control of BTI, except as required by law;

         (3) making any further solicitations of proxies from BTI shareholders; and

         (4) having further communications with BTI shareholders relating to Defendants' attempts to acquire control of BTI, including but not limited to communications with regard to any regularly scheduled or special meeting of the shareholders;

         (B) declare that the Defendants are in violation of Sections 13(d) and 14(d) of the Securities Exchange Act, 15 U.S.C. Sections 78m(d) & 78n(d), as well as SEC Rules 14d-3(a)(2)(i), 17 C.F.R. Section 240.14d-3(a)(2)(i), and 14d-3(b)(1), 17 C.F.R. Section 240.14d-3(b)(1);

         (C) declare that the Defendants tender offer was improperly commenced and that such tender offer is null and void and of no effect;

         (D) order Defendants to withdraw their tender offer and return to the shareholders all shares tendered to the Defendants or their agents on or after April 20, 2000;

         (E) enter judgment in favor of BTI on Count IV and V of its Complaint and Jury Demand and awarding BTI its damages in an amount to be proven at trial;

         (F) award BTI it its reasonable costs and attorney fees in maintaining the present action; and

         (G) award BTI such other and further relief as this Court deems just and proper.

                                     Respectfully submitted,

                                     BRUNSWICK TECHNOLOGIES, INC.
                                     By its attorneys,

                                     ------------------------------------
                                     Evan Slavitt (MA BBO No. 466510)
                                     Daniel J. Kelly (MA BBO No. 553926)
                                     Edward W. Little, Jr. (MA BBO No. 628985)
                                     Gadsby Hannah, LLP
                                     225 Franklin Street
                                     Boston, Massachusetts 02110-2811
                                     (617)345-7000

                                     ------------------------------------
                                     Stephen G. Morrell,
                                     Maine State Bar No. 792
                                     Federal Bar No. 0198
                                     Eaton Peabody, Bradford & Veague, P.A.
                                     167 Park Row
                                     P.O. Box 9
                                     Brunswick, Maine 04011
                                     (207) 729-1144

DATED:  April 26, 2000